UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04011330

February 25, 2004

Daniel E. Stoller
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/25/2004

Re: Sterling Capital Corporation
Incoming letter dated January 30, 2004

Dear Mr. Stoller:

This is in response to your letter dated January 30, 2004 concerning the shareholder proposal submitted to Sterling Capital by Ralph J. Apton. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Ralph J. Apton
9610 Beach Mill Road
Great Falls, VA 22066

102754

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Securities Exchange Act of 1934,
Rules 14a-8(b) and 14a-8(f)

January 30, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington DC 20549

Re: Sterling Capital Corporation – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, Sterling Capital Corporation, a New York corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that, for the reasons stated below, the proposal (the "Proposal") submitted by Ralph J. Apton (the "Proponent") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of shareholders (the "2004 Annual Meeting").

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of each of the following: (i) this letter; (ii) the Proposal and the Proponent's letter dated November 17, 2003 transmitting the Proposal (the "Proponent's Letter"), attached hereto as

Exhibit A; (iii) a letter dated December 3, 2003 from the undersigned to the Proponent pursuant to Rule 14a-8(f) (the "Rule 14a-8(f) Letter") regarding the Proponent's failure to comply with the eligibility requirements of Rule 14a-8(b), attached hereto as Exhibit B, and (iv) the Proponent's e-mail correspondence dated December 10, 2003 (the "Proponent's Reply"), attached hereto as Exhibit C. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent.

I. Introduction

The Proponent's Letter stated that he is the record owner of 100 shares of the Company's stock. Such ownership is confirmed by the Company as of the date the Proposal was submitted. The market value of such 100 shares, as of the date the Proposal was submitted, was $540, substantially below the $2,000 requirement of Rule 14a-8(b), and 100 shares constituted far less than 1% of the Company's outstanding voting stock. The Proponent also has failed to state his intention to continue to hold his shares of the Company's stock through the date of the 2004 Annual Meeting.

II. The Proposal May Be Excluded Because the Proponent Does Not Meet the Eligibility Requirements of Rule 14a-8(b)

Rule 14a-8(b)(1) requires that the Proponent has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal." In addition, Rule 14a-8(b)(2) requires the Proponent to submit a written statement that he intends to continue to beneficially own such shares through the date of the 2004 Annual Meeting in order for the Proposal to be properly submitted. See Division of Corporation Finance: Staff Legal Bulletin No. 14, Section C.1.d. (July 13, 2001).

According to the Company's records and the Proponent's Letter, as of the date of the Proponent's Letter, the Proponent was the record holder of 100 shares of the Company's voting stock. The Proponent's Letter, while dated November 17, 2003, was postmarked November 20, 2003 and received by the Company on November 24, 2003. Within 14 days of the Company's receipt of the Proponent's Letter, in accordance with Rule 14a-8(f), on December 3, 2003 the undersigned sent the Rule 14a-8(f) Letter by FedEx overnight delivery. The Rule 14a-8(f) Letter advised the Proponent that the Proposal does not comply with certain provisions of Rule 14a-8(b). Specifically, the Rule 14a-8(f) Letter notified the Proponent that because, according to the Company's records, he was not the record holder of at least $2,000 in market value, or 1%, of the Company's stock, if he owned additional shares of the Company's stock beneficially but not of record, he must, within 14 calendar days of his receipt of the Rule 14a-8(f) Letter, submit a written statement from the record owner of such shares verifying his continuous ownership of at least $2,000 in market value, or 1% (including, in each case, the 100 shares owned of record by the Proponent), of the Company's voting stock for a period of at least one year prior to the date of his submission of the Proposal. The Rule 14a-8(f) Letter also informed the Proponent that within 14 calendar days of his receipt of such letter he must furnish a written statement to the Company that he intends to continue to hold such stock through the date of the 2004 Annual Meeting.

The Proponent's Reply confirmed his receipt of the Rule 14a-8(f) Letter. In the Proponent's Reply, he did not furnish evidence of his continuous ownership of $2,000 in market value, or 1%, of the Company's voting stock for a continuous period of one year prior to his submission of the Proposal. In fact, he acknowledged that he had not complied with such eligibility requirements of Rule 14a-8(b)(1) by stating in numbered paragraph 2 of the Proponent's Reply that "[o]n December 9, 2004 [presumably December 9, 2003] via Citibank's Smith Barney, I purchased an additional 500 shares of Sterling Capital; thus I now own 600 shares." Such additional 500 shares, purchased after the Proponent submitted the Proposal, clearly do not qualify as shares held continuously for a one-year period prior to the submission of the Proposal. Accordingly, the Proponent's share ownership as of the time of his submission of the Proposal fails to meet the minimum ownership requirements of Rule 14a-8(b).

In addition, in the Proponent's Reply, the Proponent did not make the statement required by Rule 14a-8(b) that he intends to continue to hold his shares of the Company's stock through the date of the 2004 Annual Meeting.

The Staff has stated that market value of a shareholder's securities should be determined based on the highest selling price during the 60 calendar days before the shareholder submitted the proposal. See Division of Corporation Finance: Staff Legal Bulletin No. 14, Section C.1.a. (July 13, 2001). The highest selling price of the Company's common stock during the 60 calendar days prior to the date the Proponent submitted the Proposal was $5.40 per share; accordingly, the market value of the Proponent's total shareholdings would equal only $540. Additionally, 1% of the Company's 2,500,000 shares of voting stock currently outstanding is 25,000 shares.

The Staff has consistently concluded that a company may exclude a proposal pursuant to Rule 14a-8(f) for failure by the proponent to comply with Rule 14a-8(b). See CNF Inc. (January 12, 2004) (proper to omit proposal because proponent failed to respond to the company's "request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); Atlas Air Worldwide Holdings, Inc.

(March 14, 2003) (proper to omit proposal because "proponent failed to supply, within 14 days of receipt of Atlas Air request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b)"); Eagle Food Centers, Inc. (March 14, 2003) (proper to omit proposal because "proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b)"); Halliburton Company (March 7, 2003) (proper to omit because "proponent appears not to have responded to Halliburton's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); Nextel Partners, Inc. (March 3, 2003) (same); Avaya Inc. (December 4, 2001) (same); The McGraw-Hill Companies, Inc. (November 26, 2001) (same); and Anthracite Capital, Inc. (March 29, 2002) (same).

Similarly, the Staff has consistently permitted companies to exclude a proposal where the proponent has failed to submit a written statement to the company that he or she intends to continue beneficial ownership through the date of a company's annual meeting of shareholders. In such cases, the Staff found that a proposal was properly excludable under Rules 14a-8(b) and 14a-8(f) and granted relief without giving the proponent an opportunity after the expiration of the applicable 14-day period to comply with the requirements of Rule 14a-8(b)(2). See, IVAX Corporation (March 20, 2003) (proper to omit proposal because proponent failed to provide written statement that he intends to hold company stock through the date of shareholder meeting); Exxon Mobil Corp. (January 23, 2001); Exxon Mobil Corp. (January 16, 2001); McDonnell Douglas Corp. (February 4, 1997); Ashland Inc. (November 14, 1996); AmVestors Financial Corp. (January 3, 1996); and International Business Machines Corp. (November 22, 1995).

III. Conclusion

For the reasons discussed in this letter, the Company requests that the Staff concur with the Company's view that the Proposal may be properly omitted from the Proxy Materials under Rule 14a-8(f) because the Proponent failed to satisfy the minimum ownership requirements of Rule 14a-8(b), and has failed to submit the required written statement that he intends to hold his shares through the date of the 2004 Annual Meeting in violation of Rule 14a-8(b). Should the Staff disagree with the Company's position, or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at 212-735-3360, or, in my absence, Richard J. Grossman of this firm at 212-735-2116.

Very truly yours,

Daniel E. Stoller

cc: Mr. Ralph J. Apton
Mr. Michael Carey

Exhibit A

November 17, 2003

Michael Carey, Corporate Secretary
Sterling Capital Corporation
635 Madison Avenue
New York, NY 10022

Dear Mr. Carey:

With respect to the Annual Meeting of Shareholders to be held in 2004 (probably November 2004), pursuant to Rule 14a-8 of the SEC Act of 1934, as amended, the following Shareholder Proposal is presented:

Commencing with calendar year 2005, it is proposed that at least three of the five directors be no more than age 71, as of the date of their annual election.

Reason For Proposal:

Ralph Apton, a former Value Line stockholder, who has held 100 shares of Sterling Capital since it took over Value Line, notes that three of the directors elected in 2003 are between ages 72 and 79 and two are between ages 81 and 84. All of these directors have served the Corporation well and most have served for over 20 years. Mr. Apton is not against some elderly directors; albeit, he believes any public traded company, prudently, remain viable and diligent by assuring that the majority of its directors are under the maximum retirement age currently set by the pension regulations of the U.S. Internal Revenue Service.

Sincerely yours,

Ralph J. Apton
9610 Beach Mill Road
Great Falls, VA 22066

Exhibit B

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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VIENNA

December 3, 2003

VIA FEDERAL EXPRESS

Mr. Ralph J. Apton
9610 Beach Mill Road
Great Falls, VA 22066

Dear Mr. Apton:

We are counsel to Sterling Capital Corporation (the "Company") and, on behalf of the Company, I am writing in connection with your letter dated November 17, 2003 (the "Proposal Letter") to Michael Carey, Corporate Secretary of the Company. The November 17 Letter is postmarked November 20, 2003 and was received by the Company on November 24, 2003. In the Proposal Letter, you submitted a proposal (the "Proposal") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the Company's proxy statement in connection with the Company's 2004 Annual Meeting of Shareholders (the "Annual Meeting").

I am notifying you on behalf of the Company that your submission of the Proposal does not comply with Rule 14a-8(b) under the Exchange Act.

Rule 14a-8(b)(1) requires that in order to be eligible to submit a proposal under Rule 14a-8, you must have continuously held at least $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year prior to its submission. You also must continue to hold such stock through the date of the Annual Meeting. According to the Company's records and the Proposal Letter, you are the record holder of 100 shares of the Company's voting stock. During the 60-calendar day period prior to your submission of the Proposal (September 25, 2003 through November 24, 2003), the highest sale price of the Company's voting stock on the American Stock Exchange was $5.40 per share; accordingly, for purposes of Rule 14a-8(b)(1), the 100 shares you own of record have a market value of $540, substantially below the $2,000 requirement. The Company has outstanding 2,500,000 shares of voting stock, so the 100 shares you own of record are far below 1% of the number of outstanding voting shares.

If, in addition to the 100 shares of the Company's voting stock that you hold of record, you also hold shares of the Company's voting stock beneficially (but not of record), Rule 14a-8(b)(2)(i) requires you to submit to the Company a written statement from the record owner of such shares verifying that, at the time you submitted your Proposal, you had continuously held for a period of at least one year, at least $2,000 in market value, or 1%, of the Company's voting stock. Since you hold 100 shares of record, the $2,000 referred to in the preceding sentence may be reduced by the $540 market value of such 100 shares (as calculated above), and the 100 shares should be included in calculating your percentage ownership. In addition, you must furnish a written statement to the Company that you intend to continue to hold your shares of the Company's voting stock through the date of the Annual Meeting.

In accordance with Rule 14a-8(f), I hereby request on behalf of the Company that you furnish to the Company, within 14 calendar days of your receipt of this letter, the written statements required pursuant to Rule 14a-8(b)(2)(i) as described above.

If within the required 14 calendar day period, you do not furnish such written statements to the Company, we believe the Company will be entitled to omit the Proposal from its proxy statement in connection with the Annual Meeting.

I also advise you that the Company believes it has other bases on which to omit the Proposal from its proxy statement, and intends to submit a letter to the Staff of the Securities and Exchange Commission seeking the Staff's concurrence with its views. In accordance with Rule 14a-8(j), the Company will furnish you with a copy of its submissions to the Staff of the Securities and Exchange Commission.

Very truly yours,

Daniel E. Stoller

cc: Mr. Michael Carey

Exhibit C

From: "Ralph Apton" <healthbp@erols.com>
To: <dstoller@skadden.com>
Date: 12/10/03 12:05AM
Subject: Sterling Capital

Dear Daniel Stoller, Esquire:

RE: Your Letter to Ralph Apton dated December 3, 2003

1. This is a written reply to your Email address, within 14 days, as requested by you.

2. On December 9, 2004, via Citibank's Smith Barney, I purchased an additional 500 shares of Sterling Capital; thus, I now own 600 shares. A request has been made that these shares be issued and mailed to me, rather than held in my Smith Barney account.

3. It certainly is impressive that one of the world's great merger and acquisition law firms, and Sterling, appear to find my simple proposal so dangerous that it is sending a letter on the matter to the Securities and Exchange Commission. I am looking forward to receiving a copy of the letter.

4. Sterling appears to be well managed and appears to have good investment policies. The proposal has not asked for the removal of any particular individual, Chairman, director, or officer, nor, as in the current Disney battle, are mandatory age 72 limits being proposed for all directors and officers.

5. Rather, in an orderly manner commencing sometime in 2005, it is proposed that a Board consisting solely of persons between the ages of 74 and 89 is not desirable; and therefore, at least two or three of the five Board members should be under age 72. Carrying it a step further, perhaps a responsible educated grandson or granddaughter of the controlling stock patriarch might be elected to the Board. This is a Norman Vincent Peale positive thinking attempt to assure responsible continuation and succession, not a negative attack on anyone. It is suggested that the minority opinions expressed in paragraphs 4 and 5 be included in the Sterling letter to the SEC.

It is appreciated that Sterling and you are seriously reviewing the issues raised.

Very truly yours,

Ralph J. Apton

cc: Mr. Michael Carey, Corporate Secretary

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sterling Capital Corporation
Incoming letter dated January 30, 2004

The proposal relates to director qualifications.

There appears to be some basis for your view that Sterling Capital may exclude the proposal under rule 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of Sterling Capital's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Sterling Capital omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Grace K. Lee
Special Counsel